UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number:	001-35724
CUSIP Number:	936750108

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ALTEVA, INC.
Full Name of Registrant

Former Name if Applicable

401 MARKET STREET
Address of Principal Executive Office (Street and Number)

PHILADELPHIA, PENNSYLVANIA 19106
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Alteva, Inc. has experienced delays in completing the preparation of its financial statements for the year ended December 31, 2013 to be included in its Annual Report on Form 10-K for the year ended December 31, 2013 due to the application of U.S. generally accepted accounting principles for income taxes related to the determination of the valuation allowance needed to reflect its deferred tax assets at the amount that is more likely than not realizable.  In addition, due to an error in the application of U.S. generally accepted accounting principles for income taxes related to the determination of the valuation allowance needed to reflect its deferred tax assets at the amount that is more likely than not realizable, the Company’s previously filed consolidated financial statements and related financial statement schedules as of and for the year ended December 31, 2012 and the related reports of WithumSmith+Brown, PC, contained in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2012, should no longer be relied upon.  In addition, the Audit Committee concluded that, due to similar errors in income tax accounting, the condensed interim financial statements as of March 31, 2013, June 30, 2013 and September 30, 2013 included in the Company’s Quarterly Reports on Forms 10-Q for the respective fiscal quarters then ended should also not be relied upon.  The Company is in the process of restating the affected financial statements.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Brian H. Callahan	(267)	234-7400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the full year 2013 as compared to the full year 2012, the Company expects to report a $2.2 million increase in total revenues from $27.9 million in 2012 to $30.1 million in 2013.  The Company also expects to show a net loss applicable to common stock of $(0.7) million for 2013 as compared to $(10.9) million for 2012.  These year-over-year changes were primarily the result of organic growth in our unified communications business and the $8.9 million impairment of fixed assets recorded in 2012.

ALTEVA, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2014	By	/s/Brian H. Callahan
Brian H. Callahan
Executive Vice President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).